FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 23, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS-Ukraine Wins 3G License

23 February 2015

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or the “Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that is subsidiary MTS-Ukraine has won a tender for a nationwide license for the provision of 3G telecommunications services in the 1950-1965 MHz/2140-2155 MHz ranges as a result of the open tender held by the National Commission for the State Regulation of Communications and Informatization (NCSRCI). The cost of the license amounted to UAH 2.715 bln.

The license has been granted for a term of 15 years. In accordance with the conditions stipulated in the tender documentation, MTS is required to launch 3G services in all of the regional centers across Ukraine within 18 months upon allocation of the license.

Mr. Andrei Dubovskov, President and CEO of MTS Group, commented, “The 3G license tender was organized in a very professional manner, while each stage was conducted with the highest level of transparency. The tender was broadcast live, and one could watch online how winners of the each of the lots were identified. As a result of the tender, citizens of Ukraine will quickly gain access to high-speed mobile Internet, which will boost economic development.  Broader access to new Internet technologies will also enable the launch of the projects in areas of education, culture, telemedicine and mobile commerce.”

He added, “Over the last three years MTS has invested over USD 500 million towards the modernization of our networks throughout Ukraine, which will enable us to quickly launch 3G networks. The license will allow us to quickly offer customers access to high-speed mobile Internet and value-added services. In the coming years, mobile data will become the key driver of revenue growth for our business in the region.”

***

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband and pay TV in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Armenia, Turkmenistan and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Andrei Dubovskov
		Name:	Andrei Dubovskov
		Title:	CEO

Date: February 23, 2015